UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 6, 2015

C&J ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35255	20-5673219
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3990 Rogerdale Rd Houston, Texas	77042
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 325-6000

Not Applicable.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Item 8.01 Other Events.

On March 6, 2015, C&J Energy Services, Inc. (“C&J” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Current Report, announcing certain updates with respect to the debt structure to finance the proposed combination (“Proposed Transaction”) of C&J with the completion and production services business of Nabors Industries Ltd. (“Nabors”).

In accordance with General Instruction B.2 of Form 8-K, the information furnished pursuant to this Item 7.01 and Item 8.01, and including Exhibit 99.1 furnished herewith, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

Important Information for Investors and Stockholders

In connection with the Proposed Transaction, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the Proposed Transaction) (“Red Lion”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a proxy statement of C&J that also constitutes a prospectus of Red Lion. On February 13, 2015, the registration statement was declared effective by the SEC, C&J filed a definitive proxy statement with the SEC, and Red Lion filed a definitive prospectus with the SEC. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the Proposed Transaction. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. Mailing of the definitive proxy statement/prospectus to the stockholders of C&J commenced on February 13, 2015. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov. You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the Proposed Transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in C&J’s definitive proxy statement related to the Proposed Transaction and will be contained in other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this Current Report and the materials furnished as Exhibit 99.1 herewith may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and “safe harbor” provisions of the Private Securities

Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on C&J’s current expectations and beliefs concerning future developments and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting C&J will be those that are anticipated. All comments concerning C&J’s expectations for future revenues and operating results are based on C&J’s forecasts for its existing operations and do not include the potential impact of any future acquisitions. C&J’s forward-looking statements involve significant risks and uncertainties (some of which are beyond C&J’s control) and assumptions that could cause actual results to differ materially from C&J’s historical experience and present expectations or projections. For additional information regarding known material factors that could cause C&J’s actual results to differ from its projected results, please see C&J’s filings with the SEC, including its most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are available through the SEC’s website at www.sec.gov and C&J’s website at www.cjenergy.com. Readers are cautioned not to place undue reliance on any forward-looking statement or information contained in this Current Report and the materials furnished as Exhibit 99. herewith, as those statements and information speak only as of the date indicated on such materials. C&J undertakes no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description of Exhibit

Exhibit 99.1	Press Release date March 6, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C&J ENERGY SERVICES, INC.
(Registrant)

Dated: March 6, 2015	By:	/s/ Theodore R. Moore
Theodore R. Moore
Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

Exhibit 99.1	Press Release date March 6, 2015